EXHIBIT 99.1

Lifeway Foods, Inc. Announces Results for the Fourth Quarter and Fiscal Year Ended December 31, 2015

Morton Grove, IL — March 15, 2016 — Lifeway Foods, Inc., (Nasdaq: LWAY), the leading U.S. supplier of kefir cultured dairy products, today reported financial results for the fourth quarter and fiscal year ended December 31, 2015.

"In 2015, we took decisive steps to better position Lifeway for future growth," said Julie Smolyansky, CEO of Lifeway Foods, Inc. "These include strategic investments in new product innovation, continued investment in Lifeway's production capabilities, and new additions to our team. Additionally, we ramped our marketing and advertising initiatives as well as increased our investments in trade promotions, both of which have led to a strong start thus far in 2016."

Fourth Quarter Results

Fourth quarter 2015 net sales decreased 2% to $29.5 million from $30.2 million in the fourth quarter of 2014. Gross sales increased 4.9% driven by higher sales of the Company's Kefir products that were more than offset by increased trade promotions and allowances.

Gross profit as a percent of net sales improved to 24.2% from 22.9%% in the year ago period. The margin rate improvement reflects lower milk costs, offset partially by increased trade promotion and higher labor costs.

Selling expenses decreased approximately 28% to $3.3 million during the fourth quarter of 2015 from $4.6 million in the fourth quarter of 2014. The reduction reflects reduced salaries and administrative related costs in the fourth quarter of 2015. General and administrative expenses increased $0.5 million to $2.8 million from $2.3 million compared to the same period last year primarily due to the elevated level of professional fees.

Net income was approximately $328,000, or $0.02 per diluted share, in the fourth quarter of 2015 compared to a loss of $26,000, or $0.00 per diluted share, in the same period in 2014.

Fiscal 2015

Net sales for the year ended December 31, 2015 were $118.6 million, essentially consistent with the $119.0 million reported last year. The net sales performance reflects a 5.4% increase in gross sales driven by higher volume of the Company's drinkable Kefir. The total volume increase was slightly more than offset by elevated trade promotions and allowances.

Gross profit as a percent of net sales improved to 26.6% from 24.3% in the year ago period. The margin rate improvement reflects lower milk costs, offset partially by increased trade promotion and higher labor costs.

Selling expenses decreased approximately 12% to $12.8 million in fiscal 2015 from $14.5 million in the prior year. The decline in selling expenses reflects reduced salaries and administrative expenses, partially offset by higher advertising costs. General and administrative expenses increased $4.3 million to $13.7 million in fiscal 2015 from $9.4 million last year. The higher general and administrative expenses is primarily a result of higher salaries and higher professional fees due in part to costs associated with remediating internal accounting controls and the related delays in the Company's financial reporting as well as redundancies associated with and the change in Lifeway's certified public accountants.

The effective tax rate for fiscal 2015 was 50.6%% compared to 53.4% in the same period in 2014. The higher tax rate in 2014 reflects provisions for tax exposures that did not recur in 2015.

Net income was $2.0 million, or $0.12 per share, for the year ended December 31, 2015 compared to $2.0 million, or $0.12 per share, in fiscal 2014.

Balance Sheet/Cash Flow Highlights

The Company had cash and cash equivalents of approximately $5.6 million as of December 31, 2015 compared to cash and cash equivalents of $3.3 million as of December 31, 2014. The Company generated $6.7 million in cash from operating activities during 2015 compared to $5.1 million during 2014 primarily driven by reductions in net working capital.

Conference Call

The Company will host a conference call to discuss these results with additional comments and details on Wednesday, March 16, 2016 at 10:00 a.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods' website at www.lifewaykefir.com, and will be archived online through March 29, 2016. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, Ed Smolyansky, Chief Operating Officer, and John Waldron, Chief Financial Officer.

About Lifeway Foods

Lifeway Foods, Inc. (LWAY), recently named one of Forbes' Best Small Companies, is America's leading supplier of the probiotic fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway's tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis, in Canada, Latin America and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir

Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir

YouTube: http://www.youtube.com/user/lifewaykefir

Forward Looking Statements

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner Hunter Wells
646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

December 31, 2015, 2014 and 2013

(In thousands, except per share data)

	2015	2014	2013
Gross Sales	$137,244	$130,216	$108,966
Less: discounts and allowances	(18,657)	(11,256)	(11,442)
Net sales	118,587	118,960	97,524

Cost of goods sold	84,573	87,561	68,275
Depreciation expense	2,413	2,536	1,626
Total cost of goods sold	86,986	90,097	69,901

Gross profit	31,601	28,863	27,623

Selling expenses	12,752	14,534	11,296
General and administrative	13,730	9,378	7,583
Amortization expense	716	716	713
Total operating expenses	27,198	24,628	19,592

Income from operations	4,403	4,235	8,031

Other income (expense):
Interest and dividend income	112	122	116
Rental income	7	4	12
Interest expense	(236)	(277)	(203)
Gain (Loss) on sale of investments, net reclassified from OCI	(72)	99	195
Gain (Loss) on sale of equipment	253	7	(305)
Impairment of investments	(475)	--	--
Other Income (Expense)	--	8	11
Total other income (expense)	(411)	(37)	(174)

Income before provision for income taxes	3,992	4,198	7,857

Provision for income taxes	2,020	2,242	2,867

Net income	$1,972	$1,956	$4,990

Basic and diluted earnings per common share	$0.12	$0.12	$0.31

Weighted average number of shares outstanding	16,331	16,346	16,346

COMPREHENSIVE INCOME
Net income	$1,972	$1,956	$4,990
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments, net of $30, $94 and ($50) of taxes	(47)	(146)	64
Reclassifications to earnings:
Other than temporary impairment of investments, net of $84 of taxes	130	--	--
Realized (gains) losses on investments, net of ($28), $39 and $85 of taxes	44	(60)	(110)
Comprehensive income	$2,099	$1,750	$4,944

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2015 and 2014

(In thousands)

	December 31,
	2015	2014
Current assets
Cash and cash equivalents	$5,646	$3,260
Investments, at fair value	2,216	2779
Certificates of deposits in financial institutions	513	150
Inventories	7,664	5,814
Accounts receivable, net of allowance for doubtful accounts and discounts of $1,800 and $1,050 in 2015 and 2014 respectively	9,604	10,214
Prepaid expenses and other current assets	156	252
Other receivables	45	134
Deferred income taxes	556	408
Refundable income taxes	449	1,141
Total current assets	26,849	24,152

Property and equipment, net	21,375	21,892

Intangible assets
Goodwill & indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	2,344	3,060
Total intangible assets	16,412	17,128

Other Assets
Long-term accounts receivable, net of current portion	282	252
Total assets	$64,918	$63,424

Current liabilities
Current maturities of notes payable	$840	$872
Accounts payable	7,138	5,587
Accrued expenses	2,793	2,066
Accrued income taxes	52	--
Total current liabilities	10,823	8,525

Notes payable	7,119	8,125

Deferred income taxes	1,719	2,074
Total liabilities	19,661	18,724

Stockholders' equity
Common stock, no par value; 40,000 shares authorized;
17,274, shares issued; 16,210 and 16,346 shares
outstanding at 2015 and 2014	6,509	6,509
Paid-in-capital	2,033	2,033
Treasury stock, at cost	(9,730)	(8,188)
Retained earnings	46,516	44,544
Accumulated other comprehensive loss, net of taxes	(71)	(198)
Total stockholders' equity	45,257	44,700

Total liabilities and stockholders' equity	$64,918	$63,424

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

(In thousands)

	December 31,
	2015	2014	2013
Cash flows from operating activities:

Net income	$1,972	$1,956	$4,990
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	3,129	3,252	2,339
Loss (Gain) on sale of investments, net	72	(99)	(196)
Impairment of investments	475	—	—
Deferred income taxes	(585)	(720)	(238)
Bad debt expense	73	205	33
(Gain) Loss on sale of equipment	(253)	(7)	305
(Increase) decrease in operating assets:
Accounts receivable	537	55	(1,742)
Other receivables	59	(31)	(94)
Inventories	(1,849)	1,085	(960)
Refundable income taxes	691	(126)	(930)
Prepaid expenses and other current assets	95	(124)	(6)
Increase (decrease) in operating liabilities:
Accounts payable	1,551	(1,136)	2,466
Accrued expenses	726	782	128
Income taxes payable	52	—	(254)
Net cash provided by operating activities	6,745	5,092	5,841

Cash flows from investing activities:

Purchases of investments	(1,489)	(3,280)	(3,519)
Proceeds from sale of investments	1,714	2,774	3,001
Redemption of certificates of deposits	272	15	424
Investments in certificates of deposit	(635)	(150)	—
Purchases of property and equipment	(1,995)	(3,684)	(8,480)
Proceeds from sale of equipment	353	65	711
Net cash used in investing activities	(1,780)	(4,261)	(7,863)

Cash flows from financing activities:

Purchase of treasury stock	(1,542)	—	—
Dividends paid	—	—	(1,308)
Net proceeds from debt issuance	—	—	4,975
Repayment of notes payable	(1,037)	(877)	(625)
Net cash provided by (used in) financing activities	(2,579)	(877)	3,042

Net increase (decrease) in cash and cash equivalents	2,386	(46)	1,020

Cash and cash equivalents at the beginning of the year	3,260	3,306	2,286

Cash and cash equivalents at the end of the year	$5,646	$3,260	$3,306

Supplemental cash flow information:
Cash paid for income taxes	$2,245	$3,080	$4,363
Cash paid for interest	$235	$267	$206